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CUSIP No. 000 88E 10 4


                                                                    EXHIBIT 7(a)

                 ACTV SIGNS LETTER AGREEMENT WITH LIBERTY MEDIA

         NEW YORK, May 8 /PRNewswire-FirstCall/ -- ACTV, Inc. (Nasdaq: IATV) reported today that it has signed a letter agreement with Liberty Media Corporation (NYSE: L) regarding a possible acquisition of all outstanding shares of ACTV common stock.

         Under the terms of the letter agreement, Liberty, which currently owns approximately 16% of ACTV's outstanding shares, would purchase all remaining shares at a price of $2.00 per share. Such purchase price would be payable in either cash, shares of Liberty Series A common stock, or the publicly traded common stock of a Liberty subsidiary or affiliate. ACTV has entered into a 65-day exclusive negotiating period with Liberty with respect to the possible transaction, during which Liberty will conduct due diligence and negotiate definitive terms with ACTV. Should the exclusive period end without either a signed definitive agreement between the parties, or a decision by either party not to proceed with the possible transaction, Liberty may elect, for a period of one day following the end of the exclusive period, to acquire the remaining outstanding shares of ACTV at a price of $2.00 per share.

         Neither Liberty nor ACTV can provide any assurances that a definitive agreement will be reached, or that a transaction ultimately will be consummated. Any potential transaction calling for the acquisition of all outstanding shares of ACTV common stock would require board approval of Liberty Media and ACTV as well as ACTV shareholder approval.

         ACTV is being advised in this matter by Friedman, Billings, Ramsey & Co., Inc.

ABOUT ACTV, INC.

         ACTV, Inc. (Nasdaq: IATV) is a digital media company providing proprietary technologies, tools, and technical and creative services for interactive TV advertising, personalized programming applications and enhanced media. For more information, visit www.actv.com.

         This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks defined in this document and in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the companies, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the companies disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.



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